J. STEVEN PATTERSON
202.887.4152/fax:202.887.4288
spatterson@akingump.com
January 19, 2006
Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Tim Hortons Inc.
Registration Statement on Form S-1
Filed December 1, 2005
File Number 333-130035
Dear Mr. Webb:
     On behalf of Tim Hortons Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registrant’s registration statement filed on Form S-1, File Number 333-130035, filed December 1, 2005. In addition, we will provide a marked copy showing changes from the initial filing of the registration statement for your convenience.
     We are providing the following responses to the comment letter dated December 30, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registrant’s initial filing of the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1 and that, unless otherwise specified, references in the following responses and in the prospectus to “dollars” or “$” are to Canadian dollars.
General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and pro forma financial information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Securities and Exchange Commission
January 19, 2006

The Registrant acknowledges that it must file a pre-effective amendment to the registration statement containing the number of shares, pricing-related information and other non-430A information, including information regarding a bona fide estimated price range and pro forma financial information, prior to circulating a preliminary prospectus. The Registrant will provide such additional information in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.
2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”
The only graphics or photos that the Registrant intends to include in the printed prospectus are included on the outside of the front cover, inside front cover, the foldout of the front cover, and the back cover of the prospectus. If the Registrant determines that it is desirable to include additional graphics or photos in the prospectus, the Registrant will include such graphics or photos in an amendment to the registration statement. The Registrant acknowledges that the Staff may have further comments regarding any such additional information.
3. We note that you include industry research for estimated market data and other figures cited throughout the document, such as those provided by the Canadian Restaurant and Foodservices Association and Statistics Canada, among others. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, disclose that fact and file a consent from the party.
Contemporaneously with this filing, the Registrant will provide supplemental marked copies of these materials. None of these documents has been prepared specifically for this filing. The NPD report is not publicly available, but we have received permission to use the presented data. Also, please note that the CRFA growth rate on page 72 has been revised to show a nominal, not real, growth rate.
Exchange Rate Data, page i
4. Please move this section and the paragraphs preceding it on page i to the body of the prospectus. Your prospectus summary should immediately follow your cover page and the table of contents required by Item 502 of Regulation S-K.

Securities and Exchange Commission
January 19, 2006

The Registrant has moved the Exchange Rate Data section and the paragraphs preceding it into the summary, on pages 4 and 1, respectively.
Prospectus Summary, page 2
5. Your summary should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary and appears to be marketing information concerning your products. Consider eliminating here, or significantly reducing, the competitive strengths and business strategy discussions, which are more appropriate for your business section. Also, please limit the promotional nature of this section, including terms such as “outstanding,” “superior,” “exceptional” and “proven,” and limit your summary to a brief, factual description of your operations. Further, as part of your revisions, ensure that you provide a balanced discussion by briefly discussing the following in the summary:
•	that you have been significantly dependent upon Wendy’s International for your operations and financing in the past;

•	that you will be dependent upon Wendy’s for your operations in the immediate future, indicating the extent to which you will be dependent;

•	that you distributed a $960 million note as a dividend to Wendy’s in September 2005 and will use proceeds from this offering to repay a portion of the note; and

•	the amount of indebtedness you will have following the initial public offering.
The Registrant has generally revised its disclosure in the summary section in response to the Staff’s comment. However, the Registrant has not been dependent upon Wendy’s for operations in the past; rather, the Registrant has depended and will in the immediate future continue to depend upon Wendy’s for administrative support. Accordingly, the Registrant has addressed its need for administrative support in the summary section.
6. Eliminate the use of the unnecessary acronyms “QSR,” “CRFA” and “CAGR” from your summary since their meanings are unclear without the benefit of an explanation. See Securities Act Rule 421(b). In addition, please consider limiting your use of these and other unnecessary acronyms appearing throughout the remainder of the prospectus.
The Registrant has revised its disclosure in the summary section in response to the Staff’s comment and has limited its use of acronyms where it deems appropriate elsewhere in the prospectus.
7. Clarify what you mean by the term “scalable” on page 2.

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The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure provides as follows on page 2:
"Integrated and flexible business model. Our vertically integrated manufacturing and distribution platforms enable us to realize economies of scale and offer customers innovative products. The flexibility of our Always Fresh system not only enables us to bake and serve fresh and consistent products throughout the day, but also to open restaurants in a variety of formats, sizes and locations. Furthermore, we control the site selection, design and construction of our restaurants, which enables us to increase penetration in existing and new markets. We control the real estate for approximately 80.0% of our system restaurants, which generates a recurring stream of rental income.”
8. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.
The Registrant will provide the percentage of its outstanding common shares that the number of shares being offered would represent following this offering after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.
9. We note from your disclosure that you intend to effect a stock split immediately prior to the closing of this offering. In this regard, please revise your earnings per share computations, and all related disclosures in the registration statement to give retroactive effect to the stock-split that you plan to effect prior to completion of your planned public offering. Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C.
The Registrant will provide updated and detailed disclosure about its intent to effect a stock split immediately prior to the completion of this offering, including its earnings per share computations and all related disclosures in the registration statement to give effect to the stock split, in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.
Summary Historical Consolidated Financial and Other Data, page 6, and
Selected Historical Consolidated Financial and Other Data, page 32
10. Please revise to disclose the average sales per standard restaurant in the U.S. and the sales revenues of your U.S. franchised restaurants in Canadian dollars, your reporting currency.
The Registrant respectfully submits that disclosing the average sales per standard restaurant in the U.S. and the sales revenues of its U.S. franchised restaurants in U.S.

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dollars is more meaningful than disclosing such sales information in Canadian dollars. These metrics are most useful for comparison purposes, so that a reader may see the changes in actual sales over time in the local currency and use the actual sales figures as a benchmark for comparison against the Registrant’s U.S. competitors to assess sales performance. If currency translation effects are added to the disclosure, then a reader will not necessarily be able to gauge the relative health of the Registrant’s U.S. franchised restaurants; rather, the effect of currency exchange translation would distort the sales results of those franchises.
Risk Factors, page 10
11. Some of your risk factors and captions are generic in that they could apply to any company in your industry or they state only a fact about you, making it difficult to discern what the discrete material risk is to you or your investors. We cite as examples the following:
•	“We are subject to changes in economic, market and other conditions” on page 10;

•	“We will require a significant amount of cash, the availability of which depends on many factors beyond our control” on page 13;

•	“We face risks associated with litigation from customers, franchisees, employees and others in the ordinary course of business” on page 15;

•	“We are subject to all of the risks associated with owning and leasing real estate” on page 17;

•	“We intend to evaluate acquisitions, joint ventures and other strategic initiatives...,” page 18; and

•	“Our historical financial results may not be representative of our results as a separate, stand-alone company” on page 20.
Please revise to convey in the risk factor captions and in the accompany text the discrete material risk to your operations, business, financial condition, share price, and so on, as applicable. Consider focusing your risk factor section on the material risks to you.
The Registrant has revised the disclosure throughout the risk factor section in response to the Staff’s comment to convey in the risk factor captions and in the accompanying text the applicable discrete material risks.
12. If material, please convey in an appropriate risk factor that Wendy’s compensation committee initially will make compensation recommendations to your board regarding executive officer compensation, as you state on page 86, and that the Wendy’s compensation committee will be the initial administrator of your 2006 stock incentive plan, as you state on page 91.

Securities and Exchange Commission
January 19, 2006

The Registrant has revised its disclosure to add a discussion regarding Wendy’s initial role in executive compensation to the risk factor on page 24 titled “Our directors and executive officers who own Wendy’s common shares or options to acquire Wendy’s common shares or those who hold positions with Wendy’s may have potential conflicts of interest.”
With regard to the initial administration by Wendy’s compensation committee of the Registrant’s 2006 stock incentive plan, the Registrant has considered the limited nature of the administration period (which will extend, at the latest, only until the completion of the spin-off of the Registrant by Wendy’s, which Wendy’s expects will occur within 9 to 18 months following the completion of this offering, depending on market conditions). The Registrant has also considered the added value of having continuity and consistency in such administration until the Registrant is prepared to assume such duties. Accordingly, the Registrant has determined that such initial administration is not a material risk.
13. Tell us what consideration you have given to including a risk factor that discusses any material risks to you in your relationship with third parties, such as customers, suppliers, and so on, due to your increasing independence from Wendy’s.
The Registrant has considered the implications of its independence from Wendy’s with regard to its relationships with suppliers, customers and other third parties. The Registrant does not believe that any material risks regarding those relationships exist due to its increasing independence from Wendy’s because the Registrant has predominantly not shared suppliers, customers and other third-party relationships with Wendy’s.
Termination of our Maidstone Bakeries joint venture..., page 12
14. To assist investors in assessing the magnitude of the risk, state the percentage of your revenues for fiscal 2004 that stemmed from your operations at the Maidstone Bakeries facility. Also explain the term “par-baked” when first used in the prospectus.
As described in Note 16 to its consolidated financial statements, the Registrant accounts for its investment in the Maidstone Bakeries facility using the equity method. Accordingly, the results from that facility are not a component of the Registrant’s revenues.
The Registrant has revised the disclosure in response to the Staff’s comment to include a definition of “par-baked” when first used in the prospectus. The revised disclosure on page 12 provides as follows:
“Under certain circumstances, we and our franchisees could be forced to purchase par-baked products (products that are baked

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January 19, 2006

almost to completion at a baking facility, flash-frozen and shipped to system restaurants where the baking process is completed) manufactured by the facility at higher costs, or we would need to incur significant capital costs to build our own par-baked manufacturing facility using our independent rights to the technology, or find alternative products and/or production methods.”
We will require a significant amount of cash..., page 13
15. To offer investors a fuller sense of the degree to which you would need significant cash from other sources as you become more independent from Wendy’s, please generally describe the extent to which Wendy’s financed your business for the last fiscal year.
The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure on page 13 provides as follows:
“Although in fiscal year 2004 we were a net source of cash to Wendy’s, with loans we made to Wendy’s partially offset by funding of our U.S. operations provided by Wendy’s (as reflected on our 2004 statement of cash flows), we cannot assure you we will have similar cash availability in the future.”
We will have substantial debt obligations..., page 17
16. Please quantify the debt service obligations anticipated after this offering and consummation of the related transactions.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 18 provides as follows:
“After the completion of this offering and the repayment of our outstanding amounts owed to Wendy’s, our total indebtedness for borrowed money will be approximately $500.0 million, including indebtedness under our new term loan arrangements. We may also incur additional indebtedness in the future, including pursuant to our two new revolving credit facilities, which will have available $200.0 million and US$100.0 million, respectively. We intend the $200.0 million revolving credit facility in Canada and the US$100.0 million revolving credit facility in the United States to be accessed from time to time at market rates prevailing when the funds are accessed. We expect that our debt service obligations will be approximately $  per            after the completion of this offering. See “Unaudited Pro Forma Financial Information.”
Our ability to operate our business effectively...transitional services..., page 20
17. So that investors may realize the magnitude of the risk, state the expected term of the shared services agreement with Wendy’s.

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January 19, 2006

The Registrant continues to negotiate the shared services agreement with Wendy’s. Once the shared services agreement is finalized, the Registrant will provide disclosure responsive to this item. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed.
Following this offering, we will continue to be dependent on Wendy’s..., page 21
18. To assist investors in realizing the scope of the risk, please expand your general summary of the kinds of key services Wendy’s will provide you following the offering. Provide a fuller description of the services as well as any amounts you are required to pay Wendy’s in exchange for those services in your section discussing your relationship with Wendy’s beginning on page 99. Similarly provide examples of the types of services that Wendy’s will no longer provide following the completion of the offering.
The Registrant continues to negotiate the shared services agreement with Wendy’s. Once the shared services agreement is finalized, the Registrant will provide disclosure responsive to this item. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed.
19. We note your statement on page 21 that you “expect some of [the key services provided by Wendy’s] to be provided for longer or shorter periods than the initial term.” Explain under what general circumstances Wendy’s would provide the services to you for periods shorter than the initial term. Also, briefly describe under what circumstances Wendy’s unilaterally may terminate its shared services agreement with you.
The Registrant continues to negotiate the shared services agreement with Wendy’s. Once the shared services agreement is finalized, the Registrant will provide disclosure responsive to this item. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed.
Wendy’s will not be required to offer corporate opportunities to us..., page 22
20. Please briefly note the general kinds of corporate opportunities that your directors could offer to Wendy’s before you.
The Registrant is still preparing the final form of its organizational documents, which would set forth the types of opportunities that may be offered first to Wendy’s. As those documents are completed, the Registrant will provide additional disclosure responsive to this item. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed.

Securities and Exchange Commission
January 19, 2006

Our directors and executive officers ...who, hold positions with Wendy’s..., page 24
21. To assist investors in realizing the likelihood of the risk, please state what percentage of your board immediately following the offering will be comprised of directors that hold positions with Wendy’s or own significant amounts of Wendy’s common shares. Please state which of your executive offices listed on page 84 will be held by individuals that hold positions with Wendy’s or significant amounts of Wendy’s common shares.
The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure on page 24 provides as follows:
     “Our directors and executive officers who own common shares of Wendy’s or options to acquire common shares of Wendy’s or who hold positions with Wendy’s may have potential conflicts of interest.
     Ownership of common shares of Wendy’s, options to acquire common shares of Wendy’s and other equity securities of Wendy’s by certain of our directors and officers after this offering and the presence of directors or officers of Wendy’s on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Wendy’s than they do for us. Four of the            persons who after completion of this offering will comprise our board of directors will hold positions with Wendy’s or own significant amounts of common shares of Wendy’s, and all of our executive officers own significant amounts of common shares of Wendy’s. See “Management.”
     In addition, initially the Wendy’s compensation committee will make recommendations to our board of directors regarding compensation for our directors and officers, which could also create, or appear to create, similar potential conflicts of interest. See “Management” for a description of the extent of the relationship between our directors and officers and directors and officers of Wendy’s.”
Dilution, page 31
22. Quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.
The Registrant will provide updated and detailed disclosure quantifying the dilution to new investors if the underwriters fully exercise their over-allotment option in a later amendment to the registration statement after such information is available, and acknowledges that the Staff may have further comment regarding any items that currently are blank once such information has been completed.

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January 19, 2006

Selected Historical Consolidated Financial and Other Data, page 32
23. We note from your disclosure under the heading “Consolidated Balance Sheets Data — at end of period indicated” that your long-term debt and total liabilities balance significantly increased between 2000 and 2001. In this regard, please provide in a footnote the nature, facts and circumstance that caused these significant increases. Refer to Item 301(b)(2) of Regulation S-K for guidance.
The Registrant has revised the disclosure in response to the Staff’s comment to provide for the disclosure required by Item 301(b)(2) of Regulation S-K. The revised disclosure on pages 34 and 35 provides as follows:
“In 2001, the Company purchased and retired 9.7 million exchangeable shares from Mr. Joyce, our former shareholder, for $40.47 (US$25.75) each, at a total cost of $392.9 million which was funded by an intercompany long-term note payable to Wendy’s.”
Unaudited Pro Forma Consolidated Statements of Operations, pages 36 -37
24. From the disclosure under Dividend Policy on page 29, and in the notes to the pro forma statements and unaudited interim consolidated financial statements, we note that you distributed a dividend on common shares in September 2005 to Wendy’s in the amount of a $960 million promissory note. In addition, the disclosure in note 3 to the Summary and Selected Historical Consolidated Financial Data, pages 8 and 33, states that notes and accounts receivable from Wendy’s will be distributed in the fourth quarter of 2005 with such amounts approximating $225 million as of October 2, 2005. The distribution of these notes and accounts receivable should also be treated as a dividend distribution for purposes of presenting pro forma information. Therefore, as the total distributions of approximately $1.185 billion distributed to Wendy’s exceed earnings in the current year, the pro forma earnings per share data for the latest year and interim period should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to the guidance in Topic 1.B.3 of the Staff Accounting Bulletins. Please revise the pro forma consolidated statement of operations and provide appropriate note disclosure describing the pro forma earnings per share treatment accordingly.
The Registrant respectfully submits that it is currently unsure as to the increase in the number of shares or the offering price, both of which are required to determine the pro-forma share data in accordance with Staff Accounting Bulletin (“SAB”) Topic 1.B.3. The Registrant will not request acceleration of the effectiveness of the registration statement until after the audited financial statements for fiscal year 2005 are added as an amendment to the registration statement, and the Registrant has a better indication of the

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number of shares offered and the offering price range in order to present the financial disclosures required by SAB Topic 1.B.3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
25. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 19 regarding the increase in costs as a result of becoming a public company. As another example, address the financial impact of the costs you expect to incur as a result of operating as an independent public subsidiary of Wendy’s, such as any increased costs associated with reduced economies of scale, any financial commitments you will have to Wendy’s in connection with the separation agreement, etc.
The Registrant operates autonomously from Wendy’s except for certain administrative functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives, including stock-based compensation arrangements. The Registrant has separate management operating structures and independent marketing, research and development, supply agreements and restaurant operations. For a relatively small portion of the business, the Registrant has a real estate sharing arrangement in relation to our Tim Hortons/Wendy’s combination stores. In these cases, the Registrant shares the same real estate; however, the stores are run as two separate businesses, most often with different franchisees. As a result of these factors, we do not expect that there will be significant changes in our operating results or business trends as we move toward being a stand-alone public company.
The revised disclosure on page 43 provides as follows:
“Our Relationship with Wendy’s
***
     We will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s once we become a public company. These agreements govern various interim and ongoing relationships between Wendy’s and us, and include a master separation agreement, a tax sharing agreement, a shared services agreement, and a registration rights agreement (collectively referred to as the “separation agreements”) that are intended to govern the ongoing relationship between Wendy’s and us. See “Our Relationship with Wendy’s.”

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     During the transition period, certain officers and directors of Wendy’s will also act as our officers and directors. See “Management.”
In addition, the Registrant has revised the disclosure in response to the Staff’s comment to address what changes it expects as a result of its reorganization from a private company to a public company.
The revised disclosure on page 48 provides as follows:
“Actual costs that may have been incurred if we had been a stand-alone public company in 2002, 2003 and 2004 would depend on a number of factors, including our chosen organizational structure, what functions were outsourced or performed by our employees and strategic decisions made in areas such as information technology systems and infrastructure. However, we currently do not believe that the difference between the cost allocations from Wendy’s for the costs mentioned above and the costs we would have incurred on a stand-alone basis would have a material impact on our statements of operations, balance sheets or statements of cash flows for 2002, 2003 and 2004.”
The revised disclosure on page 48 provides as follows:
“Prior to the completion of this offering, we expect to enter into term loan arrangements, under which we will incur long-term indebtedness of approximately $500.0 million in aggregate principal amount. We also intend to enter into two revolving credit facilities: a $200.0 million revolving credit facility in Canada and a US$100.0 million revolving credit facility in the U.S. As a result of this anticipated change in our capital structure, we expect that our interest costs will increase by approximately      % compared to our historical financial statements after the completion of this offering due to the addition of the external term debt. Affiliated interest costs will be reduced for the portion of notes payable to Wendy’s outstanding at October 2, 2005 that will be set off against accounts receivable by us from Wendy’s in the fourth quarter of 2005.
     In the third quarter of 2005, we distributed a note payable by us to Wendy’s in the principal amount of US$960.0 million. This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3%. We intend to use the proceeds of this offering together with proceeds from the term loan arrangements that we will enter into prior to the completion of this offering to repay this US$960.0 million note. See “Unaudited Pro Forma Financial Information.”
26. Please expand upon other developments and trends that may impact your business and operations. For example, discuss how your plans to expand in Canada and the U.S. will impact your business, specifically addressing your expectation that you will require a

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“significant amount of cash” to support that expansion, as mentioned in your risk factor on page 13.
The Registrant has revised its disclosure in MD&A to reflect several trends the Registrant believes will affect its business and operations in the future in response to the Staff’s comment. The Registrant’s revised disclosure on page 55 provides as follows:
“We anticipate that new store openings will be in the range of 180 to 200 stores annually, although future escalation of real estate and or construction costs may slow this growth.”
The Registrant’s revised disclosure on page 62 provides as follows:
“We expect fiscal year 2006 capital expenditures to be between $185.0 million and $205.0 million for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. Current plans also estimate a similar level of expenditures in each of the next several years. We anticipate that these capital needs will be funded through ongoing operations.”
The Registrant’s revised disclosure on pages 45 and 46 provides as follows:
“In December 2005, we completed construction of a new distribution centre in Guelph, Ontario. Once fully operational this distribution centre will service approximately 85% of our Ontario stores for both shelf-stable and frozen products. In 2006, we will be phasing in our transition to frozen distribution from this new distribution centre with approximately 65% of the stores being serviced by year end. During this phase in period for freezer distribution we will be faced with higher distribution costs without the full benefit of the new distribution revenues.”
Results of Operations, page 49
27. Throughout this section, you frequently attribute a material change to two or more events or factors that you describe without quantification. See for example your reasons for the changes in revenues on pages 49 and 50. In discussing the material changes, please quantify the amount of change attributed to each factor. Further, provide disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. For example, discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward. Further, stating that particular line items increased or expenses decreased “primarily” due to a factor or factors does not provide your investors with sufficient understanding of the factors that caused the change. Revise your disclosure as appropriate. Please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial

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Condition and Results of Operation on our website at:http://www.sec.gov/rules/interp/33-8350.htm.
The Registrant has revised its disclosure in response to the Staff’s comments to include further disclosure on financial changes between 2004 and 2003 in order to provide more insight into the underlying business developments or conditions that resulted in the financial changes. The revised disclosure does not, however, reflect additional disclosure explaining financial changes between the 9-month periods of 2005 and 2004 nor does it reflect additional disclosure for the financial changes between fiscal years 2003 and 2002, because the Registrant will not request acceleration of the effectiveness of the registration statement until after the audited financial statements for fiscal year 2005 are added to a later amendment to the registration statement. After such financial statements are added, the Registrant will provide enhanced disclosure in MD&A and elsewhere in the prospectus to explain the changes in financial results. The Registrant acknowledges that the Staff may have further comment regarding any such additional disclosure.
Recent Developments, page 52
28. We note from your disclosure that you expect to record during the fourth quarter of fiscal 2005 between US$15 and US$20 million in pre-tax charges for the impairment of certain fixed assets associated with Tim Hortons restaurants in New England that were acquired in 2004 and an impairment charge of approximately US$25 million pre-tax for the write-down of goodwill. In this regard, please explain to us in further detail why these impairment charges will not be recognized until the fourth quarter of 2005. Your response should clearly explain why recognition of the impairments was not required until the fourth quarter rather than in prior periods.
The fixed asset impairment charge to be reflected in the fourth quarter 2005 financial statements is related to the New England restaurants acquired in May 2004. The Registrant believes an 18-month time frame is necessary to determine if strategies and initiatives in new markets are taking hold before an informed assessment on the expected financial performance can be made. In the case of our New England restaurants acquired in May 2004, these restaurants were the first Tim Hortons restaurants to operate in Connecticut, Rhode Island and Massachusetts. During the first 18 months for these restaurants, the Registrant undertook various initiatives such as restaurant remodeling, marketing, new product introduction and a new pricing strategy. Despite the various strategies employed throughout 2005 in the New England markets, the financial results were disappointing and continued to fall short of even the most recent forecasts. Also, one of the primary operating statistics used to measure operating performance in the restaurant industry is same-store sales. This is also a key measure for us from which we are able to measure growth in both sales revenues and cash flows and assess the overall financial health of restaurant operations. For the Registrant’s U.S. restaurants, the same-

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store sales metric compares the current year monthly sales for the same restaurant in the previous year for those restaurants open for 13 months. For new restaurants, it is the Registrant’s policy (absent a significant other indication of impairment) to allow for at least five months of comparable same-store sales data which we believe is meaningful to analyze the performance of its new markets. The Registrant believes a shorter time frame is not adequate to accurately assess both the direction and magnitude of this important operating statistic. The New England restaurants acquired in May 2004 reached the 18 month point (allowing for the 13 month initial period plus 5 months of same-store sales information) in November 2005.
The Registrant’s established accounting policy is to review goodwill for potential impairment in the fourth quarter of each year, or in interim periods if events or changes in circumstances indicate that the goodwill carrying amount may not be recoverable. Prior to the fourth quarter of 2005, the Registrant did not identify any events or circumstances under the provisions of paragraph 28 of SFAS 142, Goodwill and Other Intangible Assets, that would indicate that the recorded goodwill value within the U.S. reporting unit may not be recoverable. However, as part of the fourth quarter review, the reduced cash flow and profitability projections for the New England restaurants acquired in 2004 significantly reduced the projected profitability and cash flows of the entire U.S. reporting unit and, as a result, an impairment was identified and recorded.
Liquidity and Capital Resources, page 58
29. On page 58 you state that “Wendy’s has informed [you] that they intend that notes and trade balances outstanding as of October 2, 2005, between Wendy’s and [you] ... will be distributed by [you] to Wendy’s or contributed as equity to [you] in the fourth quarter of 2005, forming a continuing part of [y]our equity.” Please state the amount involved other than the $960 million note. Also explain what you mean by “distributed” here.
The Registrant has certain notes and accounts receivable from Wendy’s that will be set off against certain notes and accounts payable to Wendy’s, with the net notes and accounts receivable to be distributed as a dividend in-kind by the Registrant to Wendy’s in the fourth quarter. The Registrant is still in the process of its 2005 year-end close and is not, at this time, prepared to disclose the amount of the dividend in-kind. The amount of the dividend in-kind will be disclosed when the Registrant releases its 2005 audited financial statements. The Registrant has revised its disclosure on page 60 as follows:
“Liquidity and Capital Resources
Overview
Our primary source of liquidity has historically been cash provided by our Canadian operating activities, which has been used to fund continued growth in restaurants, other capital expenditures, acquisitions and investments. We have also historically received significant financing from Wendy’s. Historically, our Canadian operations have managed their own cash on a centralized basis and independent of Wendy’s. Our U.S. operations’ cash was managed by Wendy’s. U.S. cash receipts were transferred to Wendy’s on a regular basis, and Wendy’s provided funds to cover the disbursements. To the extent

Securities and Exchange Commission
January 19, 2006

receipts were less than disbursements, the U.S. operations obtained borrowings from Wendy’s. In the third quarter of 2005, we distributed a note denominated in U.S. dollars to Wendy’s in the principal amount of US$960.0 million. This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3%. We intend to use the proceeds of this offering together with proceeds from term loan arrangements that we will enter into prior to closing this offering to repay debt owed to Wendy’s.
     In the fourth quarter of 2005, notes and accounts receivable from Wendy’s will be set off against notes and accounts payable to Wendy’s, with the net notes and accounts receivable being distributed as a dividend in-kind by us to Wendy’s.”
30. We note your statement on page 58 that you “believe [you] will have sufficient cash flows from operations to fund [y]our working capital requirements.” Please indicate if your belief covers the next 12 months and whether this also covers the expected expenditures you describe on page 60 for new restaurant development and other capital needs. Also note that you should discuss your ability to meet upcoming cash requirements over both the short and long term. Refer to Section IV of the Commission’s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure on page 60 provides as follows:
“In each of the last three fiscal years and for the nine months ended October 2, 2005, operating cash flows have fully funded our capital expenditure requirements for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. We believe that we will continue to generate adequate operating cash flows to fund both our capital expenditures and expected debt service requirements over the next 12 months and in the long term.”
31. On page 59, you state “In connection with our separation from Wendy’s, [you] and Wendy’s determined the amount of debt that [you] would incur after considering [y]our ability to service the debt, our leasing arrangements, [y]our ability to finance current and future growth initiatives and the capital structure of comparable companies.” In this regard, please revise to disclose the amount of debt that you expect to incur in connection with your separation from Wendy’s. Also state the amount of debt that you and Wendy’s determined, or clarify that it is the same as the amounts you have described on page 59 in the loan agreements subsection.

Securities and Exchange Commission
January 19, 2006

The Registrant has revised its disclosure in response to the Staff’s comment to include the amount of debt that the Registrant will incur as part of its separation from Wendy’s. The revised disclosure on page 60 provides as follows:
“We are committed to a strong capital structure and financial profile. In connection with our separation from Wendy’s, we and Wendy’s determined the amount of debt that we would incur to be approximately $500.0 million of term debt after considering our ability to service the debt, our leasing arrangements, our ability to finance current and future growth initiatives and the capital structure of comparable companies. We also intend to enter into two revolving credit facilities: a $200.0 million revolving credit facility in Canada and a US$100.0 million revolving credit facility in the U.S.”
32. Once you have entered into the revolving credit facilities and term loan agreement, file them as exhibits to this registration statement, and provide related summaries of the terms, such as financial covenants, ratios and events of default, in your liquidity and capital resources subsection. In particular, note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent. In addition, file as an exhibit your current $25 million credit facility if it will exist at the time of the offering.
The Registrant will provide updated and detailed disclosure about the revolving credit facilities and term loan arrangements in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed. The Registrant undertakes to file any corresponding material agreements once forms of such agreements are agreed to by the applicable parties.
The Registrant intends to terminate the $25 million credit facility prior to the completion of this offering, and, therefore, does not plan to file the $25 million credit facility as an exhibit to the registration statement.
33. Disclose the business purpose for the issuance of the $960 million note as a dividend to Wendy’s.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 61 provides as follows:
“We issued the US$960 million note to Wendy’s in order to introduce additional leverage in our capital structure and to provide Wendy’s with a return on its investment in us prior to this offering through a distribution of current and accumulated earnings and profits.”

Securities and Exchange Commission
January 19, 2006

34. Revise the discussion in the carry-over paragraph on pages 60 and 61 to indicate how the various transactions between you and Wendy’s, such as borrowings from Wendy’s, will change or cease to be available following completion of the offering.
The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure on page 63 provides as follows:
“After completion of this offering, we will neither transfer cash from operations to Wendy’s bank accounts nor borrow money for operations from Wendy’s, other than as provided in the shared services agreement. So long as Wendy’s owns common shares in us, we will pay dividends to Wendy’s to the extent we pay dividends to all common shareholders. Corporate expenses will be allocated between us and Wendy’s, and we and Wendy’s will settle outstanding balances relating to such allocations, as provided in the shared services agreement.”
Contractual Obligations, page 61
35. Please revise this table to include disclosure of your outstanding obligations to Wendy’s.
The Registrant has revised its disclosure in response to the Staff’s comment by adjusting the table of outstanding obligations. The revised disclosure on page 63 includes the following table:

“	Payments Due By Period
	Less than			After
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total

Long-term debt, including current maturities(1)	$283	$465	$721	$16,876	$18,345
Notes payable to Wendy’s, including current maturities(2)(3)	185,725			181,090	366,815
Capital leases	9,097	16,857	12,751	49,813	88,518
Operating leases	52,406	94,452	86,006	326,023	558,887
Purchase obligations	155,055	7,464	389	200	163,108

Total contractual obligations	$402,566	$119,238	$99,867	$574,002	$1,195,673

(1) We intend to issue new debt in the principal amount of approximately $500.0 million in the first quarter of 2006. We also intend to enter into two revolving credit facilities in the first quarter of 2006: a $200.0 million revolving credit facility in Canada

Securities and Exchange Commission
January 19, 2006

and a US$100.0 million revolving credit facility in the U.S. The specific repayment terms of this anticipated new debt are still to be determined.
(2) Of these notes payable to Wendy’s, in the third quarter 2005, $108.5 million was settled on a non-cash basis in exchange for amounts owed by Wendy’s to us. The remaining portion of the $258.3 million outstanding as of October 2, 2005 will be set off against notes and accounts receivable from Wendy’s effective in the fourth quarter 2005.
(3) In the third quarter of 2005, we distributed a note payable by us to Wendy’s in the principal amount of US$960.0 million. This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3%. We intend to use the proceeds of this offering together with proceeds from term loan arrangements that we will enter into prior to the completion of this offering to repay debt owed to Wendy’s.”
36. Revise this section to include disclosure explaining how the various transactions that you plan to complete in connection with your planned offering will impact your contractual obligations.
The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to the Registrant’s response to comment 35 regarding its disclosure explaining the impact of its planned debt arrangements on its contractual obligations.
Recently Issued Accounting Standards, page 66
Note 18 — Recently Issued Accounting Standards, page F-32
Note 13 — Recently Issued Accounting Standards, page F-43
37. Reference is made to the disclosure on the decision and approval by Wendy’s Compensation Committee and board of directors to accelerate vesting of all outstanding stock options, except for those held by independent directors. Although you disclose an expectation that the adoption of SFAS 123R will not have a significant impact on your financial statements, we believe that you should expand the disclosure to detail the estimated total amount of non-cash compensation expense under the guidance of SFAS 123R that the company will not incur as a result of this decision to accelerate vesting of the stock options. In this regard, disclosure of the estimated total amount of expense that will not impact future operations will provide investors with an ability to compare and assess the performance of companies that may have chosen not to accelerate the vesting of their stock options and, therefore, will incur future expense for this decision. This disclosure can also provide investors with some comparability to other companies that may have made a similar decision and provide this disclosure. Please revise accordingly.

Securities and Exchange Commission
January 19, 2006

As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, the Registrant estimates that non-cash compensation expense of approximately $4 million, $2 million and $1 million would have been recognized in the years 2006, 2007 and 2008, respectively, had this action been accounted for under the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 123R. However, the Registrant does expect to recognize equity compensation expense in future years related to its grants of restricted stock units. In response to the Staff’s comment, the Registrant will revise its disclosure responsive to this item in its 2005 financial statements, which will be included in a later amendment to the registration statement prior to the Registrant requesting acceleration of the effectiveness of the registration statement. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed.
Business, page 68
38. Please revise to offer more information about your competitors’ market share in your business segments, if possible, or revise your disclosure to more clearly state, if true, that McDonald’s is your only competitor with significant market share in both segments.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 71 provides as follows:
“Our nearest competitor, McDonald’s accounts for approximately 18.1% of the Canadian QSR market, with the remaining 61% attributable to branded chains, such as Subway®, KFC ®, Wendy’s ®, A&W® Starbucks ®, Second Cup®, Coffee Time and other independent establishments, none of which accounts for more than 6.2%.”
39. Specify whether the data contained in the first bullet on page 72 is limited to the QSR segment in Canada.
The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure on page 75 provides as follow:
          “While the largest portion of systemwide sales are generated in the morning daypart, we generate sales throughout the day. According to NPD’s May 2005 report regarding the Canadian QSR segment:
•	we lead the breakfast/a.m. snack category with a 60.7% share of eater occasions, while McDonald’s is second with a 10.3% share;
•	we rank second in Canada in the lunch category with a 12% share of eater occasions, compared to 23.5% for McDonald’s; and
•	we lead the p.m. snack category (which excludes dinner) with a 44.7% share of eater occasions, with McDonald’s second at 11.6%.”

Securities and Exchange Commission
January 19, 2006

40. Revise to disclose more fully the nature of your IAWS subsidiary joint venture agreement. Disclose the material terms of the agreement besides the compulsory buy-sell procedure, such as any exclusivity provisions, fee-sharing arrangements, etc. In addition, file as an exhibit the joint venture agreement, or tell us why you believe it is not required to be filed under Item 601 of Regulation S-K.
Although the Registrant has added disclosure concerning its joint venture with IAWS in response to the Staff's comment, the Registrant believes that, consistent with Item 601(b)(10)(i) and (ii), the joint venture agreements were made in the ordinary course of the Registrant's business and are not agreements on which the Registrant's business is substantially dependent. The Registrant is in the quick service restaurant business and enters into numerous contracts to obtain supplies of ingredients and products sold at Tim Hortons restaurants, including contracts to purchase coffee, sugar, bagels, iced cappuccino ingredients and various paper supplies. The products obtained from the joint venture are not “the major part of the registrant's requirements of goods, services or raw materials” (see Item 601(b)(10)(ii)(B)). We therefore do not intend to file the joint venture agreements as exhibits to the registration statement.
Management, page 84
41. Once you have determined who will be on the board of directors at the time of the offering, to which class of the board each director will belong, and on which committees each director will serve, revise your disclosure to include this information. Also, we remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule 438.
The Registrant will disclose who will be on the board of directors, to which class each director belongs and on which committees each director will serve in an amendment to the registration statement after such information is available, and will file consents for such persons who are named directors but who have yet to sign the registration statement.
42. We note the disclosure indicating that you plan to adopt the 2006 incentive stock plan prior to the closing of your public offering. Please revise MD&A to discuss the number and terms of any stock options that you expect to grant in connection with your planned offering and indicate the amount of expense that will be recognized during the current period and in future periods in connection with the option grants.
The Registrant has not yet finalized the 2006 incentive stock plan. The Registrant will add relevant disclosure to MD&A regarding the 2006 incentive stock plan, including the number and terms of any stock options that it expects to grant in connection therewith and the amount of expense that will be recognized during the current and future periods, in a later amendment to the registration statement subsequent to such determination. The

Securities and Exchange Commission
January 19, 2006

Registrant acknowledges that the Staff may have additional comments.
43. State the exercise prices, if applicable, of the 2006 stock incentive plan awards that each director or officer in the table on page 97 will receive. Disclose whether the exercise price of an award will be less than the initial public offering price of the shares of common stock offered under this registration statement. If the exercise price of an award is anticipated to be less than the IPO price, expand the disclosure to address any material stock compensation costs. File the 2006 stock incentive plan as an exhibit to this registration statement when it is available.
The Registrant is still determining the awards to be initially made under that plan. However, the Registrant intends the initial awards to consist solely of restricted stock units. As those documents and determinations are completed, the Registrant will provide additional disclosure responsive to this item and will file the stock incentive plan as an exhibit. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed and filed.
44. We note your statement on page 97 that you “have not entered into any employment agreements with any executive officers.” Please state whether you intend to have employment agreements by the period immediately following the offering, and, if not, how you will determine the named executive officers’ compensation for the near term. In addition, disclose whether their executive compensation for duties related to your business during the last fiscal year was governed by employment agreements and with whom.
The Registrant has not yet determined executive officer compensation, nor has the Registrant determined if any executive officers will be party to an employment agreement. The Registrant will add relevant disclosure regarding executive officer compensation agreements in a later amendment to the registration statement after such determination. The Registrant acknowledges that the Staff may have additional comments when such information is disclosed and filed.
Underwriting, page 126
45. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that the NASD has no additional concerns.
The Registrant will provide the requested statement and information from the NASD to the Staff as soon as they are available.

Securities and Exchange Commission
January 19, 2006

46. Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by Wendy’s before the lock-up period’s expiration.
The Registrant has revised the disclosure in response to the Staff’s comment relating to the factors that the underwriters would consider in determining whether to consent to the sales of shares by Wendy’s before the lock-up period’s expiration.
The revised disclosure on page 109 provides as follows:
“The release by the representatives of the underwriters of any lock-up will be considered on a case by case basis. Factors in deciding whether to release common shares may include the length of time before the lock-up expires, the number of common shares involved, the reason for the requested release, market conditions, the trading price of our common shares, historical trading volumes of our common shares and whether the person seeking the release is an officer, director or affiliate of ours.”
47. We note your disclosure in the final paragraph on page 115. Identify which underwriters have material relationships with you and the nature of the relationship, as required by Item 508 of Regulation S-K.
The Registrant believes that it does not have a material relationship with any of the underwriters within the meaning of Item 508 of Regulation S-K. When the lenders under the Registrant’s new term loan arrangements and credit facilities are determined, the Registrant will add disclosure, at the end of this paragraph in the registration statement, identifying any underwriter that is a lender thereunder.
Index to Consolidated Financial Statements
Consolidated Statements of Operations, page F-3
48. Please revise to separately disclose in your consolidated statements of operations the amount of revenues associated with initial franchise fees, rents, and royalties, the sale of coffee, dry goods and equipment to franchisees and sales associated with company owned stores during each period presented. Additionally, please separately disclose the costs of sales associated with each of these activities. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. If you do not believe additional disclosures are required, please provide us with quantified information supporting your conclusions for each period presented.
In accordance with Rule 5-03(b)(1) of Regulation S-X, the Registrant determined that its revenues result from “net sales of tangible products”, “income from rentals” and “other revenues”. For the Registrant, net sales of tangible products include coffee, dry goods and equipment provided by the Registrant to its franchisees, either directly or through a

Securities and Exchange Commission
January 19, 2006

distributor, and sales of product from Tim Hortons restaurants which are either operated by the Registrant or restaurants which are consolidated in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R. Other revenues include royalties and franchisee fees.
For each fiscal year of the Registrant’s consolidated financial statements included in its registration statement on Form S-1 filed December 1, 2005, relative to total revenues, the percent of revenues from sales (tangible products) and franchise revenue (rental income, franchise fees, and royalties) was as follows:

	Years Ended December 29, 2002,
	December 28, 2003 and January 2, 2005
	2002	2003	2004

Sales: (tangible product)	62.0%	62.1%	63.2%
Franchise Revenue:
Rental income	22.5%	23.3%	23.7%
Franchise fees	7.8%	6.6%	5.5%
Royalties	7.7%	8.0%	7.6%

	38.0%	37.9%	36.8%

Total revenues	100.0%	100.0%	100.0%

Franchise revenues, as currently stated on the Registrant’s statements of operations, includes rental income (which exceeds 10% of total revenues), franchise fees and royalties. Franchise fees and royalties are each less than 10% of total revenues and are aggregated in accordance with Rule 5-03(b)(1) of Regulation S-X. In addition, Notes 1 and 5 to the Registrant’s consolidated financial statements reference and display, respectively, rental income included in franchise revenues.
Costs related to tangible products sold are classified as cost of sales on the statement of operations and costs most closely related to franchise revenues (consisting of rental income, franchise fees and royalties) are classified as operating expenses on the statement of operations. The Registrant respectfully submits that this presentation is consistent with the requirements of Rule 5-03(b)(2) of Regulation S-X.
Consolidated Statements of Cash Flows, page F-5
49. Revise to provide additional disclosure regarding the components of the “other, net” line item reflected in your consolidated statements of cash flows. In this regard, we note that this line item represented over ten percent of your net cash provided by operating activities during both the years ended December 29, 2002 and December 28, 2003.

Securities and Exchange Commission
January 19, 2006

None of these items individually has represented over 10% of the operating cash flows for the periods presented. Given the relative insignificance of these amounts, the Registrant respectfully submits its belief that adding additional disclosures on the components of “other, net” would not add significantly to a reader’s understanding of the statements of cash flows. Should, however, the Registrant determine that in subsequent periods one or more of the components in “other, net” do equal 10% or more of the total operating cash flows, the Registrant would expect to display separately any such components for periods when an expanded operating cash flow activity section is provided.
50. Please tell us and explain in your accounting policy disclosures why certain changes in amounts payable to/from Wendy’s have been classified as operating cash flows, while changes in other receivables have been reflected in investing and financing cash flows in your consolidated statements of cash flows.
The classification of amounts payable to/from Wendy’s on the Statements of Cash Flows is based on the character of the amounts and transactions relative to the definition and examples of operating, investing and financing cash flow provided in Statement of Financial Accounting Standards No. (“FAS”) 95, Statement of Cash Flows.
In accordance with paragraphs 15, 16 and 17 of FAS 95, loans made by the Registrant to Wendy’s and repayment of those loans by Wendy’s are classified as investing cash outflows and inflows, respectively. A loan by the Registrant to Wendy’s is identifiable by the execution of a promissory note between the Registrant and Wendy’s which stipulates interest to be paid and repayment terms.
In accordance with paragraphs 18, 19 and 20 of FAS 95, Registrant borrowings from Wendy’s and repayment of those borrowings are classified as financing cash inflows and outflows, respectively. Borrowings of the Registrant from Wendy’s are identifiable by the execution of a promissory note between the Registrant and Wendy’s which stipulates interest to be paid and repayment terms. Additionally, all capital transactions are included in financing activities.
Operating cash flow amounts arise in the normal course of business operations and include management fees, cash sweeps, funding of disbursement accounts, interest payments on borrowings between the Registrant and Wendy’s and other charges between Wendy’s and the Registrant. These amounts have no defined payment terms or interest charges and, as a result, are not considered to be loans to be classified as either investing or financing activities. Instead, these amounts are settled on a periodic basis primarily determined as a part of Wendy’s worldwide centralized approach to cash management.
Based on the discussion above, the Registrant will include the following disclosure in Note 1 to its consolidated financial statements:

Securities and Exchange Commission
January 19, 2006

“Cash Flow Presentation
The Company classifies cash flows with Wendy’s based on the nature of the underlying transaction. Investing activities are classified based on executed agreements entered into by the Company with Wendy’s. Financing activities relate to capital transactions or executed Company borrowings from Wendy’s. Operating activities relate to amounts that arise in the normal course of business.”
Consolidated Statements of Comprehensive Income, page, F-7
51. Please separately disclose the nature and amounts related to the “other” category, rather than combining it with translation adjustments in your consolidated statements of comprehensive income. Also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income. Refer to the requirements of paragraphs 22 through 25 of SFAS No.130.
The “other” category includes only amounts related to the changes in the fair value of foreign currency cash flow hedges classified in shareholder’s equity. The statements of comprehensive income have been adjusted to separately display these amounts. No amount of income tax expense or benefit has been allocated to any component of other comprehensive income.
Note 1. Summary of Significant Accounting Policies
Basis of presentation, page F-8
52. We note the disclosure indicating that the functional currency of the company is the U.S. dollar primarily because of its historical financial interrelatedness with Wendy’s. We also note that the majority of the company’s operations, restaurants and cash flows are based in Canada and the company is primarily managed in Canadian dollars. Given that the cash flows associated with the company’s operations appear to be primarily in Canadian dollars, indicating that Canada is the primary economic environment in which the company operates, please explain in detail how the company determined that the U.S. dollar is its functional currency. Your response should clearly explain how the various factors outlined in paragraph 42 of SFAS No. 52 were considered in determining the company’s functional currency. We may have further comment upon receipt of your response.
Tim Hortons Inc. is a subsidiary of Wendy’s International, Inc. and was originally formed in December 1995 for the purpose of holding investments in operations of the Wendy’s group of companies, both domestic and foreign. Tim Hortons Inc. has no operations or assets, other than the investments that it holds.

Securities and Exchange Commission
January 19, 2006

On formation, Tim Hortons Inc. was initially capitalized by $125 million in U.S. dollars from Wendy’s. Also beginning in 1995, Tim Hortons Inc. held, and still holds, the Wendy’s investments in the Tim Hortons U.S. and Canada business operations. Tim Hortons Inc., the Registrant, is a U.S. domiciled entity. The primary determinant of the Registrant’s functional currency has been the financial inter-relatedness, principally in U.S. dollars, between Tim Hortons Inc. and Wendy’s. This includes the fact that Tim Hortons Inc. is essentially a shell investment corporation which holds investments and obligations that could readily be carried on the books of Wendy’s International, Inc. Wendy’s functional currency is the U.S. dollar. A more detailed review of the factors outlined in paragraph 42 of SFAS No. 52, Foreign Currency Translation, follows.
Paragraph 42(a) — Cash flow indicators — Tim Hortons Inc. is domiciled in the U.S. and is therefore not considered a Canadian (foreign) entity. The primary cash flows of Tim Hortons Inc. have historically been principally determined by loans to/from Wendy’s and capital contributions from Wendy’s denominated in U.S. dollars. Tim Hortons Inc. was initially capitalized by Wendy’s in 1995 and subsequently received additional capital contributions over the years — all in U.S. dollars. The statements of cash flows included in the registration statement on Form S-1 filed December 1, 2005, shows continuing ongoing intercompany transactions between the Registrant and Wendy’s, almost all of which are between Wendy’s and Tim Hortons Inc. — all of which amounts are denominated in U.S. dollars.
Paragraph 42 (b) —Sales price indicators — Although the majority of sales within the Tim Hortons Group are derived from Canadian operating companies, sales price indicators are not a significant consideration in determining the functional currency of Tim Hortons Inc. as it has no operations, but instead acts as a holding company — with assets and liabilities consisting primarily of investments in its subsidiaries and promissory notes payable and receivable. The selling prices, expenses and the active markets for both the Canadian and U.S. operations comprising the subsidiaries of Tim Hortons Inc. are generally not subject to changes in exchange rates and are each denominated and contained within the respective countries.
Paragraph 42 (c)- Sales market indicators — For the same reasons outlined above for sales price indicators, this is not a significant consideration in determining the functional currency of Tim Hortons Inc.
Paragraph 42 (d) — Expense indicators — All corporate allocations made to the Registrant by Wendy’s are denominated in U.S. dollars, which include information technology, tax, legal, and other services.
Paragraph 42 (e) — Financing indicators — Wendy’s has made cash capital contributions denominated in U.S. dollars to Tim Hortons Inc. totaling $407.0 million since the

Securities and Exchange Commission
January 19, 2006

inception of Tim Hortons Inc. in 1995. Tim Hortons Inc. has never had debt obligations other than with its subsidiaries and Wendy’s.
Paragraph 42 (f) — Intercompany transactions and arrangements indicators — One of the significant factors considered by the Registrant in reaching the determination that the functional currency of Tim Hortons Inc. is the U.S. dollar was the fact that Tim Hortons Inc. is essentially a shell investment corporation which holds investments and obligations that could readily be carried on the Registrant’s books. Interest income is received in Canadian dollars, but is converted into U. S. dollars to go to Wendy’s or Tim Hortons U.S. operations. The Registrant has also entered into hedge transactions, including cash flow hedges, disclosed in Note 1 to its Consolidated Financial Statements, to reduce its exposure to changes in the Canadian dollar exchange rates.
Based on a review of the factors contained within paragraph 42 of SFAS 52, the Registrant respectfully submits that the vast majority of Tim Hortons Inc.’s cash flows are denominated in U.S. dollars and the high degree of intercompany transactions and arrangements within the Wendy’s group of companies, the majority of which are denominated in U.S. dollars, indicates that the functional currency of Tim Hortons Inc. is the U.S. dollar.
Franchise operations, page F-11
53. Given the significant changes in franchisor-owned outlets or franchised outlets during the periods presented as indicated by the disclosure on page 44 of MD&A, please provide the disclosures required by paragraph 23 of SFAS No. 45 in a note to your consolidated financial statements.
The Registrant has revised its disclosure in response to the Staff’s comment. As required by paragraph 23 of SFAS No. 45, the disclosure on page F-12 provides as follows:

	2002	2003	2004
“Franchise Restaurant Progression
Franchise restaurants in operation — Beginning of year	2,066	2,277	2,470
Franchises opened	200	207	178
Franchises closed	(18)	(30)	(26)
Net transfers within the system	29	16	1

Franchise restaurants in operation — End of year	2,277	2,470	2,623

Company-owned restaurants	71	57	98

Total systemwide restaurants	2,348	2,527	2,721”

Securities and Exchange Commission
January 19, 2006

Foreign operations, page F-13
54. We note from your disclosure on page F-13 that the functional currency of each of the company’s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or the U.S. dollar. This statement is inconsistent to the disclosure on page F-8 under the heading “Basis of presentation” where you state that the “functional currency of the Company is the U.S. dollar primarily because of its historical financial inter-relatedness with Wendy’s.” Please revise or advise accordingly.
For purposes of the disclosures made in Note 1 to the Consolidated Financial Statements, the functional currency of Tim Hortons Inc. is the U.S. dollar. However, the functional currency of each of the subsidiaries of Tim Hortons Inc. is determined based on the currency of the primary economic environment in which each of the subsidiaries operates. The Registrant’s revised disclosure on page F-8 provides as follows:
          “The functional currency of Tim Hortons Inc. is the U.S. dollar primarily because of its historical financial inter-relatedness with Wendy’s.”
Stock options and equity based compensation, page F-13
55. We note the disclosure indicating that “in calculating the fair value of options issued, the underlying characteristics of grants made under the Wendy’s WeShare Plan and the 1990 Plan are unique enough to warrant using different assumptions for these calculations because the different employee groups exhibit different exercise patterns.” Please explain in further detail why the company believes it is appropriate to utilize different volatility and risk free interest rates for options granted under each of these plans during the periods presented in your financial statements. Also, please explain why the expected lives of the options used in determining the fair value of options granted under each of these plans differed significantly during the various periods presented. We note from the disclosure in Note 8 that the stock options granted under each of these plans have a term of ten years from the date of grant and become exercisable in installments of 25% on each of the first four anniversaries of the date of grant; this, we are unclear as to why they would have significantly different expected lives. We may have further comment upon receipt of your response.
The primary underlying characteristic that differentiates the WeShare Plan grants from the 1990 Plan grants is the expected life of the options up to the time of exercise. The 1990 Plan grants are made to employees that are more highly compensated than employees receiving grants under the WeShare Plan. The Registrant believes the higher level of compensation leads to a greater willingness and ability of 1990 Plan grantees to defer exercise of their options in anticipation of a higher future Wendy’s stock price value and, accordingly, greater financial benefits. As a result, the average period of time 1990 Plan stock option grants are held before exercise is significantly longer than the WeShare

Securities and Exchange Commission
January 19, 2006

Plan grants. Because both the expected volatility and risk-free interest rate are computed over the expected life of the grants, these two factors also differ between the WeShare Plan and the 1990 Plan grants.
Derivative instruments, page F-13
56. Please disclose your risk management policy for each of your hedges, including the ones disclosed in note 17, as required by paragraph 44 of SFAS No. 133.
The Registrant has revised its disclosure in response to the Staff’s comment by disclosing its risk management policies for each of its hedges in Note 1 of its consolidated financial statements. The revised disclosure on pages F-13 and F-14 provides as follows:
“The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the U.S. dollar. The Company seeks to manage significant cash flow and income statement exposures arising from these fluctuations and may sometimes use derivative products to reduce the risk of a significant impact on its cash flows or income. Historically, forward currency contracts have been entered into as cash flow hedges to reduce risks related to imports paid for by the Canadian operations in U.S. dollars. Forward currency contracts that are cash flow hedges have also historically been entered into for certain Canadian dollar intercompany payments ultimately transferred to U.S. entities as part of Wendy’s centralized approach to cash management. The Company has investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The Company may use derivative financial instruments to hedge this exposure. The Company does not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. The Company has a policy forbidding trading or speculating in foreign currency. See also Note 17 of the Consolidated Financial Statements.”
Note 2. Expense Allocations, page F-15
Interest Expense
57. We note that the historical consolidated financial statements include material expense allocations for certain corporate functions historically provided by your parent company, Wendy’s. You also state that the allocations may not, however, reflect the expense you would have incurred as a stand-alone company. In accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, please expand the disclosure to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management’s opinion that such costs on a stand-alone basis would not have been materially different in each of the periods.

Securities and Exchange Commission
January 19, 2006

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page F-16 provides as follows:
“Actual costs which may have been incurred if the Company had been a stand-alone public company in 2002, 2003 and 2004 would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Wendy’s and the costs the Company would have incurred on a stand-alone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2002, 2003 and 2004.”
58. We note from your disclosure that “no amount is included in affiliated interest expense for other amounts receivable from and payable to Wendy’s for which no interest rate was specified.” We also note that Wendy’s has not allocated a portion of its external debt interest cost to the company and, as a result, net interest expense recorded by the company does not reflect the expense it would have incurred as a stand alone company. Given these factors, please provide an analysis of the inter-company accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the inter-company accounts should be in the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, inter-company purchases, and cash transfers between entities) for each period for which an income statement is required, reconciled to the inter-company accounts reflected in the balance sheets. See SAB Topic 1:B:1 Question 4 for additional guidance.
The Registrant understands SAB Topic 1:B:1 Question 4 to address instances in which an interest charge may have been allocable on intercompany balances. Note 15 to the Consolidated Financial Statements discloses the amount and applicable interest rates associated with notes payable and notes receivable between the Registrant and Wendy’s. In accordance with SAB Topic 1:B:1, interest has been charged on these intercompany amounts. Other than notes with Wendy’s, the Registrant maintained a net receivable balance from Wendy’s for all periods presented and, as a result, no interest charge would be allocable on these balances. As a result, the Registrant respectfully submits that SAB Topic 1:B:1 Question 4 is not applicable and is not significant in understanding the Company’s capital structure.
Note 4. Term Debt, page F-18
59. Please separately disclose the interest rate, maturities, priorities, and other material terms, including currency of denomination as it relates to your revolving credit facility of $25 million. See Rule 5-02.22 of Regulation S-X for guidance.

Securities and Exchange Commission
January 19, 2006

The Registrant has revised its disclosure to Note 4 of its Consolidated Financial Statements in accordance with Rule 5-02.22 of Regulation S-X relating to the $25 million term debt. The revised disclosure on page F-19 provides as follows:
“At January 2, 2005, the Company had a revolving credit facility of $25 million, all of which was undrawn, except for approximately $5.0 million that was committed to support outstanding letters of credit. This annual operating facility is available in Canadian dollars or U.S. dollar equivalent with interest at the bank’s prime lending rate, banker’s acceptance fee plus 1.25%, the bank’s U.S. dollar base rate or LIBOR plus 1.25% per annum. The facility does not have any financial covenants except for an accelerated repayment clause if there is a material adverse change in our financial or environmental condition.”
Note 7. Capital Stock, page F-22
60. Please tell us and explain in Note 7 how you determined the value assigned to the Wendy’s shares received in 2003 with an aggregate value of $247.7 million. Also tell us and explain in Note 7 how you accounted for the transaction during 2003 in which Wendy’s shares with an aggregate value of $247.7 million were exchange for 5.7 million of exchangeable shares and explain why you believe the treatment used was appropriate.
The value assigned to the Wendy’s stock represents the value listed on the New York Stock Exchange on the date of the transaction. In 2003, both the contribution of Wendy’s shares by Wendy’s and the exchange of those shares for the 5.7 million exchangeable shares occurred on the same date, and thus the stock value was the same for both transactions.
The exchange by the Registrant of Wendy’s shares for the exchangeable shares is classified as an equity transaction because it represents the settlement of shares issued by a subsidiary of Tim Hortons Inc. To provide the additional disclosures suggested by the Staff, the Registrant has revised page F-23 to provide as follows:
“The Company purchased and retired 1.0 million exchangeable shares from Mr. Joyce for $32.30 ($21.21 in U.S. dollars) per share in 1998 and 9.7 million exchangeable shares for $40.47 ($25.75 in U.S. dollars) per share in the fourth quarter of 2001. On December 19, 2002, Mr. Joyce transferred, with Wendy’s consent, all of the remaining 5.7 million exchangeable shares to an entity that was wholly-owned by him. On January 2, 2003, the 5.7 million exchangeable shares were exchanged into common shares of Wendy’s with a value of $43.14 ($27.32 in U.S. dollars) per share, which represents the publicly traded share value of Wendy’s on that date. The exchange by the Company of Wendy’s shares for the exchangeable shares is classified as an equity transaction because it represents the settlement of shares issued by a subsidiary of Tim Hortons Inc.”

Securities and Exchange Commission
January 19, 2006

Note. 10 Dispositions, page F-25
61. Please separately disclose the carry amount(s) of the major classes of assets and liabilities included as part of the sale of your cup manufacturing business. Also, please disclose what segment in which the long-lived asset (disposal group) is reported under SFAS No. 131. See paragraph 47 of SFAS No. 144 for additional guidance.
The Registrant has revised the disclosure in response to the Staff’s comment. The revised disclosure on pages F-25 and F-26 provides as follows:
“In 2002, the Company sold its cup manufacturing business to Dopaco. The sale, which closed in July 2002, resulted from a strategic business review by the Company’s management team. The sale generated $31.5 million in cash and a one-time pre-tax gain of $5.0 million for the Company. The net book value of fixed assets, being the major asset, at the time of sale was $20.5 million. The cup manufacturing business had been previously reported as part of the Canada operating segment.
          Under a supply agreement with Dopaco, the Company has agreed to purchase a minimum of 50% of its cup and lid supplies from Dopaco, at independently-derived competitive prices, over the period from July 15, 2002 through July 15, 2007.”
Note 11. Commitments and Contingencies, page F-25
62. Please provide a description of any services that you have agreed to provide for franchise agreements that have not yet been substantially performed, as required by paragraph 20 of SFAS No. 45.
The Registrant does not believe that there are any significant undisclosed commitments or obligations which have not been substantially performed related to the sale of franchises.

Securities and Exchange Commission
January 19, 2006

Note 13. Advertising Costs
63. Tell us and explain in Note 13 the nature of the “reimbursements” that have been netted against advertising costs in your consolidated financial statements. Also, please explain in further detail why you believe the treatment used with respect to these reimbursements was appropriate.
The reimbursements refer to funds received from system advertising funds for the Registrant’s direct costs (i.e. salary and other costs) incurred on behalf of the funds. The reimbursed amounts each year were less than $0.5 million. The Registrant has revised its disclosure in Note 13 in response to the Staff’s comment. The revised disclosure on page F-28 provides as follows:
“Total advertising expense of the Company, net of reimbursements from the advertising funds (for salary costs and other costs that in total were less than $0.5 million in any year) and including amounts contributed to all of the advertising funds, local advertising costs and other marketing and advertising expenses, amounted to $4.6 million, $5.2 million and $5.8 million for 2002, 2003 and 2004, respectively.”
Note 14. Segment Reporting, page F-27
64. We note that you have reflected your operations in two segments, with those consisting of your Canadian and U.S. operations. Please explain why you do not believe that your company-operated restaurants, coffee, dry goods and equipments sales operations, and your franchised operations do not represent separate reportable segments for which the disclosures in paragraph 27 of SFAS No. 131 should be provided. If you believe these operations should be aggregated pursuant to paragraph 17 of SFAS No.131, explain in detail your basis for this conclusion.
The Registrant respectfully advises the Staff of its belief that, based upon the guidance included in paragraphs 10-15 of SFAS No. 131 “Segment Reporting,” the Registrant has only two operating segments (being Canada and the U.S.). The Chief Operating Decision Maker (“CODM”), who is the Registrant’s Chief Executive Officer and President, regularly reviews the financial metrics of only these two operating segments to make decisions about resources to be allocated to each segment and to assess performance.
The CODM primarily manages the business based on same-store sales growth, restaurant unit growth and the resulting metric of system-wide sales (the components of which are same-store sales and number of units). The CODM does not regularly review separate financial information for company-operated restaurants, coffee, dry goods and equipment

Securities and Exchange Commission
January 19, 2006

sales operations, and franchised operations for the purposes of allocating resources and therefore they do not represent operating segments, as defined. We believe that both the Canada and U.S. operating segments qualify as reportable segments in accordance with paragraph 16 of SFAS 131 and the two reportable segments (Canada and U.S.) reflect the Registrant’s organizational and management structure.
Note 17. Subsequent Events, page F-31
65. Reference is made to your cash flow hedge disclosure in the second paragraph to note 17. Please disclose the maximum length of time over which the entity is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, as required by paragraph 45(b) of SFAS No. 133.
To provide the additional disclosures suggested by the staff, the Registrant has made the following additions to Note 17 on pages F-32 and F-33 as follows:
In the second paragraph, the following sentence was added prior to the sentence beginning “The fair value unrealized loss on these contracts . . .”:
          “These contracts mature in March 2006.”
The following sentence was added at the end of the third paragraph:
          “These contracts mature in April 2006.”
66. We note from your disclosure that in the fourth quarter of 2005, Wendy’s accelerated the vesting of all of its remaining unvested stock options, including all stock options held by your employees. In this regard, please tell us and disclose your accounting and the future financial statement impact associated with this stock option modification. As part of your response and revised disclosure, you should explain how your compensation expense recognition with respect to the accelerated vesting of the options complies with the guidance outlined in paragraph 36, 159 and 160 of FIN No. 44.
As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, the Registrant expects to record a pre-tax expense of approximately $1 million in the fourth quarter of fiscal year 2005 in accordance with FASB Interpretation No. 44, representing the estimated number of stock options that would have been forfeited according to the original terms of the options that will not be forfeited due to the acceleration of the vesting. This estimate was based on historical forfeiture rates. The estimated number of options was then applied to the intrinsic value of the options on the exercise date to determine the amount of compensation expense to be recorded in the fourth quarter of fiscal year 2005. The Registrant will include this disclosure in the 2005

Securities and Exchange Commission
January 19, 2006

financial statements, which will be included in an amendment to the registration statement prior to the Registrant requesting acceleration of the effectiveness of the registration statement.
Condensed Consolidated Financial Statements as of and for the period ended October 2, 2005
67. Please address our comments with respect to the company’s audited financial statements in the interim financial statements, where applicable.
The Registrant revised the interim consolidated financial statements in the registration statement, where applicable, in response to the Staff’s comment.
Condensed Consolidated Balance Sheet page F-35
68. Reference is made to note 3 in the Summary and Selected Historical Consolidated Financial Data on the notes and accounts receivable from Wendy’s that will be distributed in the fourth quarter of 2005. As stated in our comment above, the distribution of these notes and accounts receivable that approximated $225 million at October 2, 2005, should be treated as a dividend distribution for presenting pro forma information. In this regard, please present a pro forma balance sheet alongside the historical consolidated balance sheet that reflects the reduction the notes and accounts receivable from Wendy’s with the corresponding reduction in stockholders’ equity for this dividend distribution. Refer to the guidance in Topic 1.B.3 of the Staff Accounting Bulletins. Please revise your condensed consolidated balance sheet and provide a note in the financial statements that describes this presentation, accordingly.
Based on the Registrant’s timing for the ultimate issuance of shares, the Registrant will not request acceleration of the effectiveness of the registration statement until after the audited financial statements for fiscal year 2005 are added as an amendment to the registration statement. The January 1, 2006 balance sheet (the Registrant’s fiscal year end) will reflect the impacts of the notes distributed in the fourth quarter of 2005. The appropriate treatment relative to the guidance in Topic 1.B.3 will be reflected in the audited 2005 financial statements when they are added to a later amendment to the registration statement.
69. Please explain to us why your advertising fund restricted assets of $19.2 million is classified as a short-term asset, while the associated advertising fund restricted debt of 19.2 million is classified as long-term liability. Also explain to us why $30.9 million of advertising fund assets are classified as property and equipment (long-term assets), while your associated advertising fund restricted liability of $30.9 million is classified as short-term liability.

Securities and Exchange Commission
January 19, 2006

Advertising fund restricted assets of $19.2 million is comprised primarily of accounts receivable, cash and prepaid expenses. The $19.2 million reflected as advertising fund restricted debt represents the long-term portion of term bank debt. This debt was incurred to help fund the acquisition of fixed assets. The fixed assets acquired comprise the majority of the $30.9 million net book value of advertising fund fixed assets. The $30.9 million of advertising fund restricted liabilities is comprised primarily of accounts payable and current portion of long-term debt.
It is coincidental that the current asset amount is approximately the same as the long-term liability amount and that the current liability amount is approximately the same as the long-term asset amount.
Condensed Consolidated Statements of Cash Flows, page F-36
70. Please specifically disclose on the face of the condensed consolidated statement of cash flows the $960 million dividend distribution issued to your parent company, Wendy’s, through the issuance of a note payable. In view of the highly material nature of this transaction, disclosure through reference to a note in the financial statements is not sufficient in terms of clarity and transparency for this item. Please revise accordingly.
The Registrant has revised its disclosure in response to the Staff’s comments. The revised disclosure on page F-37 includes the following table:

	Q3 2004	Q3 2005”
“Distribution of note payable to Wendy’s	—	$1,116.0
71. We recognize that your interim condensed consolidated balance sheet already gives effect to the September 2005 dividend distribution ($960 million) to your parent company and pro forma information is not required when a transaction is already reflected in the latest period’s consolidated balance sheet. However, we believe that your fiscal year consolidated balance sheet, page F-4, should contain disclosure of a statement to investors in bold print that a material reduction in stockholders’ equity with a corresponding increase in liabilities occurred subsequent to the fiscal year balance sheet date through a September 2005 dividend distribution of $960 million issued to our sole shareholder. This presentation appears meaningful and relevant in view of the significant changes that occurred in the balance sheet accounts and the material nature of this distribution.
Based on the Registrant’s timing for the ultimate issuance of shares, the Registrant will not request acceleration of the effectiveness of the registration statement until after the audited financial statements for fiscal year 2005 are added as an amendment to the registration statement. Accordingly, the impact of the US$960 million note ($1,116.0 million) will be reflected in the audited financial statements for the historical year ended

Securities and Exchange Commission
January 19, 2006

January 1, 2006. The Registrant acknowledges that the Staff may have additional comments once this disclosure is included.
Note 11. Related Party, page F-42
72. Please revise Note 11 to explain in further detail the nature and terms of the transaction in which the company settled a $128.0 million note receivable from Wendy’s, net of a $108.5 million note payable to Wendy’s and other amounts with Wendy’s. As part of your revised disclosure, explain the nature and amounts of the “other amounts” with Wendy’s that were settled as part of this transaction.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure in Note 11 on page F-43 provides as follows:
“In September 2005, the Company distributed a note to Wendy’s in the amount of US$960.0 million ($1.1 billion Canadian). As a result, retained earnings were reduced to zero and the common stock value was reduced by $99.3 million. The outstanding principal of the note bears interest at an annual rate of 3%. Both the outstanding principal and accrued interest are due within 30 days of a demand for payment by Wendy’s and may be prepaid by the Company at any time. It is expected that this note will be repaid by the Company to Wendy’s. Notes and other transactions between the Company and Wendy’s may be settled in other than cash. In 2005, the Company settled a $128.0 million note receivable from Wendy’s by offsetting that amount with a $108.5 million note payable to Wendy’s and accrued interest and other amounts payable to Wendy’s totaling $19.5 million.”
Note 12. Foreign Currency Derivatives, page F-42
73. Revise Note 12 to include all of the disclosures required by paragraphs 44 and 45 of SFAS No. 133, as applicable, with respect to the foreign currency derivatives that were entered into during the third quarter of 2005.
The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure in Note 12 on page F-44 provides as follows:
“Gains and losses that are reported in accumulated other comprehensive income will be reclassified into earnings when the Company discontinues hedge accounting. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; when the derivative expires or is sold, terminated or exercised; when it is probable that the forecasted transaction will not occur; or when management determines that designation of the derivative as a hedge instrument is no longer appropriate.”

Securities and Exchange Commission
January 19, 2006

Other
74. As it appears that Wendy’s will continue to own a controlling interest in the company following the completion of its planned public offering based on the disclosures provided on page 21 and elsewhere in the registration statement, please revise the notes to your financial statements and MD&A to discuss the existence of this control relationship following completion of the offering. Also, please disclose that certain officers and directors of Wendy’s will also act as officers and directors of the company. In addition, please disclose the terms of the various agreements the company will enter into with Wendy’s in connection with the offering as discussed on pages 99 through 101 of the registration statement. Refer to the requirements of paragraph 2 of SFAS No. 57.
The revised disclosure on page F-8 provides as follows:
“After the completion of the initial public offering, Wendy’s will continue to own a controlling interest in the Company.”
The Registrant has revised its disclosure in response to the Staff’s comments. The revised disclosure on page 43 provides as follows:
“Our Relationship with Wendy’s
* * *
We will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s once we become a public company. These agreements govern various interim and ongoing relationships between Wendy’s and us, and include a master separation agreement, a tax sharing agreement, a shared services agreement and a registration rights agreement (collectively referred to as the “separation agreements”) that are intended to govern the ongoing relationship between Wendy’s and us. See “Our Relationship With Wendy’s.”
          During the transition period, certain officers and directors of Wendy’s will also act as our officers and directors. See “Management.”
Exhibits
75. Please file your remaining exhibits as soon as practicable. With your next amendment, provide us with at least draft copies of the legality opinion. We will need adequate time to review and comment upon it and the other exhibits.
The Registrant acknowledges that it will file most of its exhibits by amendment and undertakes to file the exhibits in an amendment to the registration statement after such information is available. The Registrant acknowledges that the Staff may have additional comments when the exhibits are filed.

Securities and Exchange Commission
January 19, 2006

     If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 887-4288. Thank you for your assistance.

Very truly yours,

J. Steven Patterson
Enclosures

cc:	Michele M. Anderson, Legal Branch Chief
Cheryl Grant, Staff Attorney
Linda Cverkel, Accountant Branch Chief
Jeffrey Jaramillo, Staff Accountant
Leon M. McCorkle, Jr., Wendy’s International, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP